EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended		Six months ended
	July 2,	June 26,	July 2,	June 26,
	2006	2005	2006	2005
	Millions
Earnings
Earnings before income taxes and minority interests	$299	$207	$527	$342
Add:
Fixed charges	35	36	71	72
Amortization of capitalized interest	2	1	3	2
Distributed income of equity investees	17	50	34	57
Less:
Equity in earnings of investees	(34)	(32)	(60)	(60)
Capitalized interest	(1)	(1)	(2)	(1)
Earnings before fixed charges	$318	$261	$573	$412

Fixed charges
Interest expense	$26	$28	$53	$56
Capitalized interest	1	1	2	1
Interest portion of rental expense(1)	8	7	16	15
Total fixed charges	$35	$36	$71	$72

Ratio of earnings to fixed charges	9.1	7.3	8.1	5.7

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.